EXHIBIT 2.11

English Summary of the Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM , dated December 4, 2009.

The agreement amends the indenture between Ultrapar Participacoes S.A. (“Ultrapar”) and Pentágono S/A DTVM, dated May 20, 2009 for Ultrapar’s third public debentures offering. The following changes have been introduced: i) the annual interest rate, from 100% of the interbank certificate of deposit rate (CDI) plus 3.0% per annum to 108,5% of the interbank certificate of deposit rate (CDI) per annum; ii) the date of the final maturity, from May 19, 2012 to December 4, 2012;, and iii) the dates on which interest payments are due, requiring that Debentures be paid on December 4, 2009, December 4, 2010, December 4, 2011 and December 4, 2012, among others.

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